Shanda Games Limited Announces Management Changes

Hong Kong, China, August 26, 2012 – Shanda Games Limited (“Shanda Games,” or the “Company”) (NASDAQ: GAME), a leading online game developer, operator, and publisher in China, today announced that Mr. Qunzhao Tan has resigned as the Company’s chief executive officer and chairman of the Board of Directors. Mr. Xiangdong Zhang, the Company’s chief producer and chief operating officer, has been appointed the new chief executive officer and Mr. Tianqiao Chen, one of the Company’s board members, became chairman of the Board of Directors. Mr. Qunzhao Tan will remain a member of the Company’s Board of Directors.

Mr. Tan said, “My time at Shanda Games has encompassed some of the most exciting and rewarding experience of my life. I have had the privilege of working with a number of very talented and innovative people and am proud of what we have been able to achieve together. However, in recent quarters the Company’s performance has not met the expectations of our Board of Directors and our investors, and my own health conditions since last year have prevented me from devoting the same level of energy and intensity to this job as before.” Mr. Tan continued, “As CEO of the company, I am responsible for the Company’s overall performance and consequently have tendered my resignation. I want to thank the Company’s board members, business partners, employees and gamers for their steadfast support throughout all these years.”

“On behalf of the entire board, I would like to thank Qunzhao for his tremendous contributions to Shanda Games over the years. He played a pivotal role in nurturing our online games business from infancy into an industry leader,” Mr. Tianqiao Chen, chairman of Shanda Games’ Board of Directors, commented. “Even though he will step down from the day-to-day running of the company, he will remain as a member of the Board of Directors and continue to share his industry knowledge and vision with us,” continued Mr. Chen. “I would also like to express the Board’s appreciation to Xiangdong and thank him for accepting this critical role. He has been in charge of the Company’s game development and operation for many years and has strong expertise in this area. We have great confidence in Xiangdong’s abilities and other executives of the Company and we intend to return the Company to a path of robust growth.”

“I am delighted to be given this opportunity to lead Shanda Games at this critical time of transition in the Company’s history,” commented Mr. Xiangdong Zhang. “The games industry has changed considerably compared with when I first joined the Shanda Group in 2001. These changes bring along challenges as well as opportunities. I look forward to working with the talented employees of Shanda Games to drive the Company’s ongoing growth plans by exploring and evaluating these opportunities.”

Mr. Xiangdong Zhang joined Shanda Interactive Entertainment Limited (“SNDA”) in 2001 and played an important role in building up SNDA’s MIR II and Woool franchises. Mr. Zhang served in numerous capacities at SNDA, including senior vice president, vice president and director of product management center. After Shanda Games was spun off from SNDA, he has served as chief producer at Shanda Games since April 2008 and as its chief operating officer since September 2011. Prior to joining SNDA, Mr. Zhang was the editor-in-chief of the game channel at China.com from 1999 to 2001. Mr. Zhang holds a bachelor’s degree in engineering from Dalian Institute of Light Industry and an Executive Master of Business Administration degree from Fudan University.

Mr. Tianqiao Chen has served as the chairman of the board of directors and chief executive officer of SNDA since its inception in December 1999. He has also served as president of SNDA since January 2010. Prior to establishing SNDA, Mr. Chen served in various management positions with Kinghing Trust & Investment Co., Ltd. and Shanghai Lujiazui Group from 1994 to 1999. Mr. Chen holds a bachelor’s degree in economics from Fudan University.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the future growth potential of the Company, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include the risk that the Company fails to deliver long-term growth and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games

Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.

Contact

Shanda Games Limited:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Associate Director
Phone: Email:	+86-21-5050-4740 (Shanghai) IR@ShandaGames.com

Christensen:
Christian Arnell
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com

Linda Bergkamp
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com